                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE TO
                               (AMENDMENT NO. 5)
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              KENETECH CORPORATION
                       (Name of Subject Company (Issuer))

                                KC MERGER CORP.
                             KC HOLDING CORPORATION
                        VALUEACT CAPITAL PARTNERS, L.P.
                              VA PARTNERS, L.L.C.
                      (Names of Filing Persons (Offerors))

                   Common Stock, Par Value $.0001 Per Share,
              Together With The Associated Rights Attached Thereto
                         (Title of Class of Securities)

                                   488878109
                     (CUSIP Number of Class of Securities)

                                JEFFREY W. UBBEN
                            SECRETARY AND TREASURER
                                KC MERGER CORP.
                             KC HOLDING CORPORATION
                      C/O VALUEACT CAPITAL PARTNERS, L.P.
                               ONE MARITIME PLAZA
                                   SUITE 1400
                            SAN FRANCISCO, CA 94111
                                 (415) 362-3700
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)



                                   Copies to:

                              DENNIS M. MYERS, ESQ.
                                KIRKLAND & ELLIS
                             200 EAST RANDOLPH DRIVE
                               CHICAGO, IL 60601
                                (312) 861-2000

                           CALCULATION OF FILING FEE

________________________________________________________________________________
 Transaction Valuation*                                 Amount of Filing Fee**
________________________________________________________________________________
      $34,548,971                                               $6,910
________________________________________________________________________________

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.04, the per share tender offer price, by 33,220,164, the sum of (i) 31,970,164 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 750,000 shares of Common Stock and (iii) outstanding warrants with respect to 500,000 shares of Common Stock, in each case as of October 20, 2000.

**   Calculated as 1/50 of 1% of the transaction value.

[x] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $6,910                  Filing Party: KC Merger Corp.
Form or Registration No.:  Schedule TO           Date Filed:  November 7, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
[x] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[x] going-private transaction subject to Rule 13e-3.
[x] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      KC Holding Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            11,365,458

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      KC Merger Corp.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [ ]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,365,458
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      ValueAct Capital Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,365,458
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1
      VA Partners, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,365,458
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

     This Amendment No. 5 (the "Amendment No. 5") amends and supplements the Tender Offer Statement on Schedule TO filed by KC Merger Corp., a Delaware corporation ("Purchaser"), KC Holding Corporation, a Delaware corporation ("Parent"), and ValueAct Capital Partners, L.P., a Delaware limited partnership ("VAC") on November 7, 2000, as amended by Amendment No. 1 to Schedule TO filed on November 14, 2000, Amendment No. 2 to Schedule TO filed on November 27, 2000, Amendment No. 3 to Schedule TO filed on November 29, 2000, and Amendment No. 4 to Schedule TO filed on December 13, 2000 (the "Schedule TO") relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.0001 per share, and the associated rights attached thereto (together, the "Shares"), of KENETECH Corporation, a Delaware corporation (the "Company" or "KENETECH"), at a purchase price of $1.04 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "Offer to Purchase"), as amended by the Supplement to Offer to Purchase dated November 26, 2000 (the "Supplement"), and in the related Letter of Transmittal, copies of which are attached as Exhibits
(a)(1)(i), (a)(1)(vii) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). VA Partners, L.L.C. was added as a filing person to the Schedule TO pursuant to Amendment No. 2 to Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer to Purchase and/or the Supplement.

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended and supplemented by including the following information:

AMENDMENT NO. 1 TO THE MERGER AGREEMENT

     On December 19, 2000, the Company, Parent and Purchaser entered into Amendment No. 1 to Agreement and Plan of Merger (the "Amendment No. 1"), which amends the Agreement and Plan of Merger, dated as of October 25, 2000 (the "Merger Agreement"), by and among the Company, Parent and Purchaser. Amendment No. 1 is attached hereto as Exhibit (a)(1)(xi) to this Amendment No. 5 to Schedule TO and incorporated by this reference. Stockholders are urged to, and should, read Amendment No. 1 carefully and in its entirety and in connection with the Merger Agreement, a copy of which was included as Exhibit D to the Offer to Purchase.

     Amendment No. 1 provides that as a condition to Purchaser's obligation to accept for payment the Shares tendered in the Offer, a minimum of 73% of the outstanding Shares (excluding the Shares held by Mr. Lerdal) must be validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition"). Pursuant to the terms of the Merger Agreement, the Minimum Condition may not be waived without the consent of the Company (which will not unreasonably be withheld). In addition, the parties agreed in Amendment No. 1 to extend the Offer to 12:00 midnight, New York City time, on Wednesday, December 27, 2000 (the "Expiration Date"). All references to "Minimum Condition" and "Expiration Date" in the Offer to Purchase and Supplement shall be deemed to be references to the "Minimum Condition" and "Expiration Date," respectively, as defined herein.

     The Amendment No. 1 also amends the Merger Agreement to explicitly require that each of the parties to the Merger Agreement use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the taking of all reasonable steps as may be necessary to enable Parent and Purchaser to effect the Merger in accordance with Section 253 of the DGCL as soon as reasonably practicable after expiration of the Offer.

     The Amendment No. 1 also extends the date after which Parent or the Company can terminate the Merger Agreement from December 27, 2000 to January 15, 2001 in the event that Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to such date as a result of the failure of the Offer Conditions.

     The Offer is conditioned upon, among other things, the Minimum Condition being satisfied, which is more fully described under the heading "The Tender Offer-Certain Conditions of the Offer" in the Offer to Purchase and Supplement. The Company has informed us that, as of December 19, 2000, there were 31,970,164 Shares issued and outstanding for purposes of determining the number of Shares outstanding. Based on the foregoing, we believe that, as of the date of this Amendment No. 5, the Minimum Condition would be satisfied if at least 15,041,436 Shares are validly tendered prior to the Expiration Date and not properly withdrawn.

     If the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is consummated, we will own at least 47% of the outstanding Shares (not including any Contribution Shares). In addition, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is consummated and Mr. Lerdal contributes the Contribution Shares to us in accordance with the terms of the Subscription Agreement, we will own at least 82% of the Shares then outstanding, which is a sufficient number of Shares to ensure that, if required to be adopted by stockholders under applicable law, the
Merger Agreement will be adopted.   In the event we own 90% of the Shares then
outstanding upon completing the Offer or we acquire additional Shares after completion of the Offer so that we own at least 90% of the Shares then outstanding, we will be able to cause the Merger to occur without a vote of the Company's stockholders under applicable state law. If we own less than 90% of the Shares then outstanding, the completion of the Merger will require the adoption of the Merger Agreement by the stockholders under applicable law, which could delay the completion of the Merger. See "The Tender Offer-The Transaction Agreements-The Merger Agreement" in the Offer to Purchase.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Item 5 of the Schedule TO is hereby amended and supplemented by including the following information:

     The following information (other than information concerning Parent, Purchaser or VAC) has been provided to Purchaser by the Company:

     1.   BACKGROUND INFORMATION RELATING TO AMENDMENT NO. 1

     On December 12, 2000, the Purchaser issued a press release announcing that it had extended the Offer until 5:00 p.m., New York City time, on Tuesday, December 19, 2000. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on December 12, 2000. As of that date, 14,868,566 Shares had been tendered and not withdrawn, representing approximately 72.2% of the outstanding Shares (excluding those Shares held by Mr. Lerdal). The press release stated that the Offer was being extended in order to provide stockholders additional time to tender their Shares so that the minimum condition may be satisfied.

     On December 14, 2000, counsel to VAC had several conversations with representatives of MacKenzie Partners, Inc. ("MacKenzie"), the information agent for the Offer, regarding the likelihood of the minimum condition being satisfied. MacKenzie informed VAC's counsel that there were relatively few large holders of KENETECH Shares that had not tendered in the Offer. Based on these discussions, VAC and its counsel concluded that it would be unlikely that the minimum condition would be satisfied prior to the new expiration date of December 19, 2000. As a result, VAC determined to request that the Merger Agreement be amended to reduce the minimum condition. A decision as to the exact level of such reduction that would be sought was postponed pending future tender results.

     On December 15, 2000, counsel for VAC provided to the legal advisors to the Special Committee and the Company a draft of Amendment No. 1, which did not indicate the new minimum condition being sought by VAC. Minor modifications to Amendment No. 1 were made by counsel to VAC based on discussions with counsel to the Special Committee and the Company. A revised draft of Amendment No. 1 was circulated to the legal advisors to the Special Committee and the Company on December 18, 2000. At that time and based upon the number of Shares that had been tendered in the Offer, VAC requested that the minimum condition be reduced from 85% to 73% of the outstanding Shares (excluding those Shares held by Mr. Lerdal).

     In the morning of December 19, 2000, the Special Committee met telephonically with its legal and financial advisors to discuss the terms of Amendment No. 1. After discussion, the Special Committee, by unanimous vote, determined that the Merger Agreement (as amended) and the transactions contemplated thereby, including the Offer and the Merger, were fair to, and in the best interests of, KENETECH and its stockholders, and recommended the Board approve and declare advisable the Merger Agreement (as amended) and the transactions contemplated thereby, including the Offer and the Merger.

     At a meeting of the full Board held later on December 19, 2000, the Board received the recommendation of the Special Committee and reviewed the revised terms of the Offer and the Merger and the reasons for the Special Committee's recommendation. At such meeting, the Board by a unanimous vote (with the exception of Mr. Lerdal, who abstained from the vote) approved Amendment No. 1 and the transaction contemplated thereby, unanimously determined that the Merger Agreement (as amended) and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company's stockholders (other than Mr. Lerdal), and unanimously recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     On December 19, 2000, the Company, Parent and Purchaser entered into Amendment No. 1, and thereafter, issued a joint press release announcing that they had decreased the minimum condition to 73% of the outstanding Shares (excluding those Shares held by Mr. Lerdal) and extended the expiration date of the Offer to 12:00 midnight, New York City time, on December 27, 2000. As of that date, 15,163,249 Shares had been tendered (including 8,193 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 73.6% of the outstanding Shares (excluding the Shares held by Mr. Lerdal). In the press release, Purchaser stated that it did not intend to further extend the Offer if the reduced Minimum Condition was not satisfied.

      2.  REASONS FOR THE SPECIAL COMMITTEE AND BOARD APPROVING AMENDMENT NO. 1

     In addition to the factors set forth under "SPECIAL FACTORS-Recommendation of the Special Committee and Board of Directors of KENETECH; Fairness of the Transaction" in the Offer to Purchase and the Supplement, the Special Committee, in determining to recommend Amendment No. 1 to the full Board, and the Board in determining to approve Amendment No. 1, considered the following factors, each of which, in the view of the Special Committee and the Board, supported such determination:

     (1) The fact that as of 12:00 p.m., New York City time, on December 19, 2000, approximately 73% of the outstanding Shares (excluding the Shares held by Mr. Lerdal) had been validly tendered and not withdrawn pursuant to the Offer.

     (2) The fact that, under the terms of the Merger Agreement, Parent would have been entitled to terminate the Merger Agreement if the Minimum Condition was not satisfied prior to December 27, 2000.

     (3) The fact that although the Minimum Condition had been reduced to 73% of the outstanding Shares (excluding the Shares held by Mr. Lerdal), such amount still represented approximately 47% of the total outstanding Shares.

     (4) The fact that, since the original expiration date of the Offer, VAC had informed representatives of the Company that it was unwilling to consider an increase in the Offer Price.

     (5) The fact that, no third party had contacted the Special Committee or Houlihan Lokey regarding an acquisition of the Company since the public announcement of the transaction, a time period of over 50 days.

     The Special Committee and the Board also considered the risk that, as a result of the reduction in the Minimum Condition, Purchaser may not own at least 90% of the Shares then outstanding following the completion of the Offer and the contribution of the Contribution Shares by Mr. Lerdal in accordance with the terms of the Subscription Agreement and, as a result, the completion of the Merger may be delayed.

     In view of the variety of factors considered in connection with its evaluation of Amendment No. 1, the Special Committee and the Board each found it impracticable to, and did not, quantify, rank or otherwise assign relative weights to the factors considered or determine that any factor was of particular importance in reaching its determination that the Merger Agreement (as amended) and the transactions contemplated thereby are fair to, and in the best interests of, the Company's stockholders. Rather, the Special Committee and the Board each viewed their respective recommendations as being based upon their own judgment, in light of the totality of the information presented and considered, of the overall effect of the Merger Agreement (as amended) and the transactions contemplated thereby, including the Offer and the Merger, on the Company's stockholders compared to any alternative transaction.

ITEM 12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

     Exhibit No.    Description
     -----------    -----------

     (a)(1)(xi)     Amendment No. 1 to Merger Agreement.

     (a)(1)(xii) Press Release issued by Purchaser and the Company on December 19, 2000.

          After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2000            SCHEDULE TO, SCHEDULE 13E-3 AND SCHEDULE 13D

                              KC MERGER CORP.

                              By: /s/ Jeffrey W. Ubben
                                  --------------------
                                  Name:   Jeffrey W. Ubben
                                  Title:  Secretary/Treasurer

                              KC HOLDING CORPORATION

                              By: /s/ Jeffrey W. Ubben
                                  --------------------
                                  Name:   Jeffrey W. Ubben
                                  Title:  Secretary/Treasurer

                              VALUEACT CAPITAL PARTNERS, L.P.

                              By:   VA Partners, L.L.C.
                              Its:  General Partner

                              By: /s/ Jeffrey W. Ubben
                                  --------------------
                                  Name:   Jeffrey W. Ubben
                                  Title:  Managing Member

                              VA PARTNERS, L.L.C.

                              By: /s/ Jeffrey W. Ubben
                                  ---------------------
                                  Name:   Jeffrey W. Ubben
                                  Title:  Managing Member

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------

(a)(1)(i)     Offer to Purchase, dated November 6, 2000.

(a)(1)(ii)    Form of Letter of Transmittal

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Form of Letter to Clients for use by Brokers, Dealers, Commerical Banks, Trust Companies and Other Nominees.

(a)(1)(vi) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)   Supplement to Offer to Purchase, dated November 26, 2000.

(a)(1)(viii)  Press Release issued by Purchaser on November 29, 2000.

(a)(1)(ix)    Press Release issued by the Company on December 12, 2000.

(a)(1)(x)     Press release issued by Purchaser on December 12, 2000.

*(a)(1)(xi)   Amendment No. 1 to Merger Agreement.

*(a)(1)(xii)  Press Release issued by Purchaser and the Company on December 19,
              2000.

(a)(5)(i)     KENETECH Corporation Press Release, dated October 25, 2000.

(a)(5)(ii)    KC Holding Corporation Press Release, dated November 7, 2000.

(a)(5)(iii) Pages 16 through 35 of the Annual Report on Form 10-K filed by the Company for the year ended December 31, 1999 (incorporated by reference to the Form 10-K filed by the Company on March 28,
              2000).

(a)(5)(iv) Pages 4 through 17 of the Quarterly Report on Form 10-Q filed by the Company for the quarterly period ended June 30, 2000 (incorporated by reference to the Form 10-Q filed by the Company on August 14, 2000).

(a)(5)(v) Notice of Motion and Motion for Leave to File Second Amended and Supplemental Complaint in the action styled Kohls v. Duthie, et al.

(a)(5)(vi) Pages 3 through 28 of the Quarterly Report on Form 10-Q filed by the Company for the quarterly period ended September 30, 2000 (incorporated by reference to the Form 10-Q filed by the Company on November 14, 2000).


(a)(5)(vii) Memorandum Opinion, dated December 11, 2000, in the action styled Kohls v. Duthie, et al.

(b)           None.

(c)(1) Fairness Opinion to Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (included as Annex A to Offer to Purchase).

(c)(2) Presentation to the Company's Special Committee and Board of Directors by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated October 25, 2000.

(c)(3)        Schedule of the 823 U.S. acquisitions considered by Houlihan
              Lokey.

(c)(4)        Feasibility Assessment of the Proposed Astoria Energy Project.

(d)(1) Agreement and Plan of Merger, dated as of October 25, 2000, among Parent, Purchaser and the Company (included as Schedule D to Offer to Purchase).

(d)(2) Confidentiality Agreement, dated June 29, 2000, between VAC and the Company.

(d)(3) Employment Agreement, dated October 25, 2000, between Purchaser and Mark D. Lerdal.

(d)(4) Voting Agreement, dated October 25, 2000, among Purchaser, Parent and Mark D. Lerdal.

(d)(5) Subscription and Contribution Agreement, dated October 24, 2000, among Parent, VAC and Mark D. Lerdal.

(d)(6) Guaranty, dated October 25, 2000, executed by VAC for the benefit of the Company.

(d)(7) Form of Stockholders Agreement, among Parent, Mark D. Lerdal, and the persons named therein.

(f)           Section 262 of the General Corporation Law of State of Delaware;
              Chapter 13 of the General Corporation Law of the State of California (included as Schedule C to Offer to Purchase).

(g)           None.

(h)           None.

*Filed herewith.